January 23, 2025

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Bradley Ecker
Jennifer Angelini
SiSi Cheng
Andrew Blume

Re:	Huachen AI Parking Management Technology Holding Co., Ltd
Amendment No.2 to Registration Statement on Form F-1
Filed on December 31, 2024
File No. 333-281543

Ladies and Gentlemen:

This letter is being submitted in response to the letter dated January 23, 2025 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No.2 to Registration Statement on Form F-1 submitted on December 31, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-1 (“F-1/A”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the F-1/A.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in F-1/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the F-1/A.

Amendment No. 2 to Form F-1 filed December 31, 2024

Executive Compensation, page 114

1.	Please update your executive compensation for the year ended December 31, 2024.

Response: In response to the Staff’s comment, we have updated the executive compensation for the year ended December 31, 2024.

Index to Consolidated Financial Statements, page F-1

2.	Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2. to Item 8.A.4, file the necessary representations as an exhibit to the registration statement.

Response: In response to the Staff’s comment, we have filed the Item 8.A.4 financial waiver as exhibit 99.10 in the F-1/A.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 18 - Subsequent Events, page F-25

3.	Please revise the date through which subsequent events have been evaluated and specify that it represents the date the financial statements were available to be issued. See ASC 855-10-25-1A and 855-10-50-1.

Response: In response to the Staff’s comment, we have revised the date through which subsequent events have been evaluated and specify that it represents the date the financial statements were available to be issued.

General

4.	We note that you are issuing warrants to the underwriters. Please include disclosure regarding these warrants on the prospectus cover, for instance within the notes to the offering table.

Response: In response to the Staff’s comment, we have included the disclosure regarding the underwriter’s warrants on the cover page of the F1/A.

We hope this response has addressed all the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yuning “Grace” Bai, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Very truly yours,

/s/ Bin Lu
Bin Lu